Filed by Computer Sciences Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Computer Sciences Corporation
(Commission File No. 1-4850)

Last month we revealed the NewCo senior leadership team which will report directly to Mike Lawrie, as well as regional general managers, global industry general managers, global offering leaders and other selected corporate roles.
Today we are pleased to announce the first wave of L3 and accelerated L4 appointments across several corporate and operating functions of the new organization. These selections mark another important milestone toward standing up our new company. As before, those not selected in this round will be eligible for consideration for other roles.

ESTABLISHING NEWCO’S VISION, MISSION AND OPERATING MODEL
We have a tremendous opportunity ahead of us. NewCo will be the world’s leading independent, end-to-end IT services company, focused on guiding clients on their digital transformation journeys. Our new company will be uniquely positioned to lead digital transformations - creating greater value for clients, partners and shareholders, and presenting new growth opportunities for our people.
To achieve this goal, we have developed an operating model for NewCo that is built around three primary motions: Build, Sell and Deliver.

•	We will Build solutions with our partners that answer key market needs and lead digital transformations.

•	We will Sell these solutions to customer and prospects - often with our partners - by anticipating and responding to their changing demands.

•	And we will Deliver these solutions in an exceptional way, on-time and on-budget.
NewCo’s Performance Management system will be based on a “two-in-a-box” model, in which an individual’s functional leader will partner with their business leader (usually an RGM or OGM) to provide day-to-day guidance and longer-term career pathing. This alignment between functions and regions will help ensure that employees have clear objectives, a balanced workload and effective career development.

TODAY’S L3 AND L4 ANNOUNCEMENTS
NewCo’s talent selection process has been designed to be fair, thorough, transparent and independent. Heidrick & Struggles, a leading global talent advisory firm, conducted assessments across both organizations to select the L3 leadership team. The roles being announced today were nominated by their functional L2 leader with input from their current manager and HR Business Partners to maintain business continuity up to and through Day 1.
Selection criteria include experience, performance, leadership qualities and cultural fit. Great emphasis is placed on two areas:

1.	Leadership qualities of each candidate, identifying individuals who can best help our company and our people realize the tremendous opportunity ahead of us.

2.	Culture - those individuals who embody the culture we are trying to create, and who possess the ability to help drive the changes necessary to create a strong and winning culture.

The individuals listed below represent the first wave of L3 and accelerated L4 appointments.

Build - Operations and Integration - Eric Harmon - EVP, Operations & Integration
This group will lead the post-merger Integration Management Office to ensure a successful integration and value capture. It will also oversee NewCo’s high-growth offerings, as well as the Global Solutioning and Commercial Functions that help sell existing NewCo offerings and enable new ones. The Performance Visibility team within Operations & Integration will drive the execution of the monthly and quarterly business performance reviews. This team will operate in a two-in-a-box arrangement and will work in close coordination with the Sell, Finance and HR leadership to ensure consistency of financial and operational metrics, along with performance reporting.
Appointments:

•	VP, Performance Visibility - Allen Yu

•	Director, Portfolio & Technology Management (IRB, PLM) - Rich Reba

Technology Office - Dan Hushon - SVP, Chief Technology Officer
This group will be responsible for growing the technical capabilities of our people and for ensuring technology relevance in the marketplace. It will also be responsible for defining NewCo’s long-term technology strategy and vision and will operate a senior advisory team to guide our clients in their transformations. Under the two-in-a-box model, the individuals named below will work for their relevant business leader and for the Technology Office.
Appointments:

•	VP, Strategic Advisory & Research (LEF) - Richard Davies

•	Director, Chief Architect - Carl Kinson

•	Director, NewCo Labs (Advanced Technology Development) - Sam Johnston

•	Director, Technology Programs - Kieran McCorry

•	VP, Cloud, Workload, Platforms & ITO CTO - Jim Miller

•	Director, Workplace & Mobility CTO - Marc Wilkinson

•	Application Services CTO - To be announced at a later date

•	Director, Enterprise & Cloud Apps CTO - Chris Nokkentved

•	Business Process Outsourcing CTO - To be announced at a later date

•	VP, Cybersecurity CTO - Chris Moyer

•	Director, Big Data & Analytics CTO - Dragan Rakovich

•	AMS CTO - To be announced at a later date

•	VP, UK&I CTO - Sukhbinder Gill

•	Director, N.C. Europe CTO - Melih Yener

•	Director, S. Europe CTO - Juan Juan

•	Director, AMEA CTO - Daniel Angelucci

•	Director, ANZ CTO - Scott Cassin

•	USPS CTO - To be announced at a later date

•	Director, Insurance CTO - Brian Wallace

•	Director, Healthcare CTO - Olufemi Ladega

•	Transportation CTO - To be announced at a later date

•	VP, Delivery CTO - Chris Swan

Sell - Mike Nefkens - EVP & GM, Regions & Industries
The Sell team will set the go-to-market strategy with the Regions and Industries; lead sales and business development initiatives across regions/accounts, the core industries and U.S. Public Sector business; and partner with the Build leaders to develop next generation offerings. Sell will be the primary P&L for NewCo, with responsibility for sales, revenue and the overall profitability of the business. Under the two-in-a-box model, the regional sales leaders will work for Larry Stack as the global head of sales and for the general manager of their respective region.

Appointments:

•	VP, Regional Sales (RSL) Americas - Sid Nair

•	VP, Regional Sales (RSL) UK&I - Nick Dagg

•	VP, Regional Sales (RSL) N.C. Europe - Enrique Solbes

•	VP, Regional Sales (RSL) S. Europe - Sergio Colella

•	VP, Regional Sales (RSL) AMEA - John Johasky

•	VP, Regional Sales (RSL) ANZ - Steve Kowal

•	VP, Regional Sales (RSL) USPS - Sean Mullen

Global Delivery Organization (GDO) - Stephen Hilton - EVP, Global Delivery Organization
Delivery focuses on the successful execution and ongoing performance improvement of the global delivery organization and operating model, including account-focused delivery and offering delivery and transformation, as well as the global delivery network and the delivery management functions that support operations. Under the two-in-a-box model, the individuals named below will work for their relevant business leader and for the GDO.
Appointments:
Account Delivery Teams

•	Account Delivery Leadership - To be announced at a later date

•	VP, AMS Regional Account Delivery (RADL) - Mark Collins

•	VP, UK&I Regional Account Delivery (RADL) - Peter Hands

•	N.C. Europe Regional Account Delivery (RADL) - To be announced at a later date

•	S. Europe Regional Account Delivery (RADL) - To be announced at a later date

•	Director, AMEA Regional Account Delivery (RADL) - Koushik Radhakrishnan

•	Director, ANZ Regional Account Delivery (RADL) - Peter Fury

Offering Delivery and Transformation Teams

•	VP, Cloud, Workload & Platforms Offering Delivery (OD&T) - Jim Haring

•	Workplace & Mobility Offering Delivery (OD&T) - To be announced at a later date

•	Cybersecurity Offering Delivery (OD&T) - To be announced at a later date

•	VP, Application Services Offering Delivery (OD&T) - Sumanth Tarigopula

•	VP, Enterprise & Cloud Apps Offering Delivery (OD&T) - Keith Kerrison

•	VP, Big Data & Analytics Offering Delivery (OD&T) - Jeb Horton

•	VP, OD&T Supply & Demand - John Buszka

Commercial Delivery Teams

•	VP, Capability Lead - Infrastructure - Greg Betz

•	VP, Capability Lead - PM Pool - Patrice Poynter

•	VP, Bangalore Commercial Site Cluster Lead - Prakash MS

•	VP, India Core Commercial Site Cluster Lead - Tej Bhat

•	Rest of AMEA Commercial Site Cluster Lead - To be announced at a later date

•	Americas Commercial Site Cluster Lead - To be announced at a later date

•	VP, Europe Commercial Site Cluster Lead - Tony Deegan

Other Delivery Teams

•	VP, Restricted Delivery (focused on USPS and aerospace & defense, in addition to restricted government accounts outside the U.S.) - Kyle Spencer

•	VP, BPO - Sriram V

•	VP, Service Management and Delivery Excellence - Hermann Heimhardt

•	VP, Operations/Engineering Excellence - Greg Dietrich

•	VP, Business Operations - Lesley Sigall

Finance - Paul Saleh - EVP & Chief Financial Officer

The Finance team is responsible for the worldwide finance operation, supporting NewCo’s businesses, regulatory requirements and the finance needs of the management team, the Board of Directors and investors. Under the two-in-a-box model, the individuals named below will work for their relevant business leader and for Finance.
Appointments:

•	SVP, Operations FD - Matt Neisler

•	VP, Global FP&A - Dustin Semach

•	SVP, Treasurer / Dev - Charles Diao

•	Tax Lead - To be announced at a later date

•	SVP, Controllership - Neil Manna

•	Internal Audit Lead - To be announced at a later date

•	VP, Corporate Value Capture and Sales Finance - Colleen Davis

•	VP, Cost & Operations Management - Jonathan Ford

•	VP, Supply Chain & Real Estate - Joe Capalbo

•	VP, Offerings FD - Erik ter Horst

•	SVP, Global Delivery FD - Dave Hansen

•	VP, Americas FD - John Kavanaugh

•	Director, UK&I FD - Tina Gough

•	VP, N.C. Europe FD - Brad Perry

•	Director, S. Europe FD - Jean-Luc Givone

•	Director, AMEA FD - Adelyn Teo

•	Director, ANZ FD - Stuart Adams

•	Director, India FD - To be announced at a later date

•	VP, USPS FD - Darin Cabral

•	Director, Insurance Finance - Brett Leslie

•	Director, Healthcare Finance - To be announced at a later date

•	VP, Pricing - Mike Brocato

•	VP, Finance & SCM Shared Services - Ravi Bhatia

Global Marketing and Communications - Gary Stockman - SVP, Chief Marketing & Communications Officer
The global, integrated marketing communications team is responsible for advancing the company’s brand, value proposition and competitive position across the globe with critical clients, influencers and stakeholders. It will focus on lead generation, advancement of the company’s value proposition, competitive positioning and integrated stakeholder management.
Appointments:

•	VP, Global Communications - Rich Adamonis

•	VP, Global Brand & Demand - Nicolas Panayi

•	Director, Portfolio Marketing - Andrew Greenwood

•	Director, Customer Experience - Amy Malone

•	Director, Content Hub - Patricia Brown

•	Director, Marcom Planning & Operations - Candi Lemarr

•	VP, Regional Marketing & Communications - Jan Gladziejewski

•	Director, Events/Sponsorships - Laura Goodrich

•	Director, Alliances - Victoria Case

•	MarCom Shared Services - To be announced at a later date

Human Resources - Jo Mason, EVP and Chief Human Resource Officer
The HR team oversees all aspects of human resources, including onboarding, retention, policy, benefits and compensation, workforce development and organization effectiveness, staffing and training, along with global inclusion and diversity. Under the two-in-a-box model, the individuals named below will work for their relevant business leader and for Human Resources.

Appointments:

•	SVP, Total Rewards - Ed Nunez

•	Director, Corporate Business Partners - Mia Andrews

•	Director, Corporate Business Partners - Priscilla Koranteng

•	Director, Learning and Development - Mike Trusty

•	Director, Programs & Ops - Darryl Hoffman

•	Director, HR Shared Services - Manish Gurnani

•	VP, HR BP AMS - Michelle Rand

•	VP, HR BP UK&I - David Bundy

•	Director, HR BP N.C. Europe - Paulo Testa

•	Director, HR BP S. Europe - Jean-Michel du Crest

•	Director, HR BP AMEA - Esther Eng

•	Director, HR BP ANZ - Jim Lefever

•	VP, HR BP USPS - Clay Worley

•	Director, HR BP India - Arun Rao

•	VP, HR BP Build - Katie Ebrahimi

•	Director, HR BP Sell - Todd Little

•	Director, HR BP Delivery - Alison Sawdey

•	Director, HR BP Healthcare and Insurance - Charlotte Lundblad

•
Information Technology (IT) - Erich Windmuller - VP, Chief Information Officer
The IT team oversees the global strategy and management of all of the company's IT assets that support employees and help drive the company’s strategic priorities. The team will work with Global Delivery to provide NewCo with key infrastructure, networking and applications. In addition, the IT team will be responsible for NewCo’s cybersecurity.
Appointments:

•	VP, Service Management and Business Enablement Services - Rich Gilbert

•	Director, IT Enablement Services - Russell Jukes

•	VP, Enterprise Architecture Services - Venkatesh Iyer

•	Director, Information Assurance - Jack O'Meara

iWFM Functional Organization - Sreekanth Arimanithaya - SVP, Integrated Workforce Management
Integrated Workforce Management oversees global workforce planning and optimization, strategic & operational demand management, talent recruitment and training, skill management and development, and diversity and inclusion.
Appointments:

•	VP, WFM Operations Business Partner - Grant Marques

•	VP, Talent Acquisition Lead - Jocelyn Moore

•	Director, iWFM Infrastructure and Support Lead - Sonal Kaushik

•	Director, iWFM Analytics and Intelligence Lead - Valerie Penn

India Overlay Organization - Sreekanth Arimanithaya - SVP, India (Co-lead), Samson David - SVP, India (Co-lead)
The India organization will showcase NewCo capability to clients through state-of-the-art integrated visit management, run transformational initiatives in alignment with global priorities, orchestrate employee communications, liaise with industry bodies and drive operational excellence to support business.
Appointments:

•	Director, Business Relationship Office - Srihari Kishen Prasad

•	Director, India Operations Office - Abrar Ahmed Sarguroh

•	Director, PMO & Communications Office - Bharath Ram

Legal - Bill Deckelman - EVP, General Counsel & Secretary
The Legal team has global responsibility for all legal, privacy, contracting, M&A, litigation, and compliance activities, as well as government and regulatory affairs. This team also will oversee ethics and business conduct. Under the two-in-a-box model, the individuals named below will work for their relevant business leader and for Legal.
Appointments:

•	VP, Americas - Bill van Blarcum

•	VP, UK&I - Michael Woodfine

•	Director, N.C. Europe - Ebba Waltre

•	Director, S. Europe - Erika Moatty

•	Director, AMEA - Day Jiant Goh

•	Director, ANZ - Emma Johnston

•	VP, USPS - James Gallagher

•	Global Contract Operations - To be announced at a later date

•	Global Litigation - To be announced at a later date

•	SEC/Corp/M&A/Employment - To be announced at a later date

•	Director, Global Employment - Elizabeth Deardorff

•	VP, Ethics, Compliance and Government Affairs - Chris DePippo

•	Director, Strategic Deals - Sam Parr

•	Director, Transactions Policies and Governance - Paul Lanzone

•	Director, Alliance/JVs/ SCM - Procurement - Tammy Brandt

•	Director, Investigations and Compliance - Joe Clark

•	Director, Investigations and Compliance - Brady Dugan

THE SELECTION PROCESS CONTINUES
Please join us and the full senior leadership team in congratulating these leaders on their new appointments.

There will be another announcement in early March to complete the L3 selection process and make additional L4 appointments, and the Organization Design & Selection team (OD&S) will work with NewCo leaders to continue the process in the coming weeks.

We will continue to communicate regularly about our progress and activities, and to seek your thoughts and ideas on the merger along the way. An archive of prior communications about the merger is available on the CSC Forward Together C3 site.

Please be reminded that both companies remain separate and independent until the close. Each company should continue to operate in the ordinary course of business until the completion of the transaction.

Thank you for your continued energy, enthusiasm and hard work. We need your continuing focus on delivering on our business goals, closing out the quarter strongly, and supporting our clients, partners and colleagues.

-- Mike and Mike

Additional Information and Where to Find It
In connection with the proposed transaction, Everett SpinCo, Inc., a wholly-owned subsidiary of Hewlett Packard Enterprise created for the transaction (“Spinco”), filed with the SEC a registration statement on Form S-4 and a registration statement on Form 10  containing a prospectus-information statement and CSC will file with the SEC a proxy statement on Schedule 14A. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS AND PROSPECTUS-INFORMATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION AND TO READ OTHER DOCUMENTS FILED BY CSC, HPE, AND SPINCO (INCLUDING AMENDMENTS TO EXISTING FILINGS) AS AND WHEN THOSE DOCUMENTS ARE FILED BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of these and other documents filed with the SEC by CSC, Hewlett Packard Enterprise and Spinco at the SEC’s web site at http://www.sec.gov. Free copies of these documents as well as other documents that will be filed in the future (including amendments to the documents) and each of the companies’ other filings with the SEC, may also be obtained  from CSC’s web site at www.csc.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

All statements in this press release and in all future press releases that do not directly and exclusively relate to historical facts constitute “forward-looking statements.” Many factors could cause actual results to differ materially from such forward-looking statements with respect to the transaction referred to above including risks relating to the completion of the transaction on anticipated timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, inability to achieve expected synergies, loss of revenues, delay or business disruption caused by difficulties in integrating the businesses of CSC and Everett as well as the matters described in the “Risk Factors” section of Spinco’s Form S-4 and Form 10, CSC’s most recent Form 10-K and any updating information in subsequent SEC filings. CSC, Spinco and HPE disclaim any intention or obligation to update these forward-looking statements whether as a result of subsequent event or otherwise, except as required by law.